                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      (Mark One):

      |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2000
                                      -----------------

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from _______________ to ____________

                        Commission File Number 001-15951
                                               ---------

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN FOR SALARIED EMPLOYEES

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MOUNT AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

                                TABLE OF CONTENTS

                              DESCRIPTION                                PAGES
                              -----------                                -----

Report of Independent Accountants                                          1

Financial Statements:

  Statement of Net Assets Available for Benefits as of
   December 31, 2000                                                       2

  Statement of Changes in Net Assets Available for Benefits
   for the Three Months Ended December 31, 2000                            3

Notes to Financial Statements                                             4-9

Supplemental Schedule:

  Schedule of Assets (Held At End of Year)
   as of December 31, 2000                                                 10


Consent of Independent Accountants                               Exhibit 23.1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Avaya Inc. Employee Benefits Committee


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan for Salaried Employees (the "Plan") at December 31, 2000 and the changes in net assets available for benefits for the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 28, 2001

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES
                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)


Assets
  Investments in Group Trust, at fair value     $1,197,151

  Participant loans receivable                      21,612
                                                ----------
     Total investments                          $1,218,763

  Participant contributions receivable               6,417

  Employer contributions receivable                  2,060
                                                ----------
     Total contributions receivable                  8,477

        Net assets available for benefits       $1,227,240
                                                ==========






   The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)


             ADDITIONS TO NET ASSETS ATTRIBUTABLE TO
               Contributions and transfers
                 Participant contributions                               $    24,389
                 Employer contributions                                        7,614
                 Transfer of participants' balances from other plans       1,480,916
                                                                         -----------
                                                                           1,512,919
                                                                         -----------
               Investment income
                 Interest                                                      1,776
                 Net depreciation in fair value of investments              (262,637)
                                                                         -----------
                                                                            (260,861)
                                                                         -----------

                 Total additions                                           1,252,058
                                                                         -----------
             DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO
               Distributions to participants                                 (24,814)
               Administrative expenses                                            (4)
                                                                         -----------
                 Total deductions                                            (24,818)
                                                                         -----------
                 Net increase in net assets during the year                1,227,240
                                                                         -----------

             NET ASSETS AVAILABLE FOR BENEFITS
               Beginning of period                                                --
                                                                         -----------
               End of period                                             $ 1,227,240
                                                                         ===========


   The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION

      GENERAL
      The Avaya Inc. Savings Plan for Salaried Employees (the "Plan" or "SPSE") is a defined contribution plan established as of October 1, 2000, by Avaya Inc. ("Avaya" or the "Company") to provide a convenient way for most management employees (i.e., employees whose pay is at monthly or annual fixed rates and whose wages are not subject to automatic wage progression) to save on a regular and long-term basis. In connection with the spin off of Avaya Inc. from Lucent Technologies Inc. ("Lucent"), the assets and liabilities of the Lucent Technologies Inc. Long Term Savings Plan for Management Employees (the "Lucent LTSPME") which related to Avaya employees and retirees were transferred to a master trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective October 1, 2000. The Group Trust consists of the assets of the Avaya Inc. Savings Plan ("SP") and the Plan.

      The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY
      An eligible employee (generally an active, salaried management employee) enters the Plan by authorizing a payroll contribution and directing the contribution among fifteen different funds of the Group Trust.

      CONTRIBUTIONS
      Employee contributions of 2% to 16% of salary may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2000. Pre-tax contributions to the Lucent LTSPME until September 30, 2000 must be added to participants' contributions to the Plan for this limit purpose. The Company matching contribution includes a fixed and a variable matching contribution. The participant contributions eligible for the Company matching contributions is the lesser of the amount actually contributed or the first 6% of the participant's eligible compensation, as defined. The fixed matching contribution is 50% and the variable matching contribution ranges from 0% to 100%. No variable matching contribution has been made for the three months ended December 31, 2000. For subsequent fiscal years, the variable matching contribution is to be determined annually by Avaya's Board of Directors based upon the overall performance of Avaya for the just concluded fiscal year. Company matching contributions are made immediately, without regard to time of service, in accordance with the participant's elected investment direction. All participant contributions and earnings thereon are immediately vested and are not

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION (CONTINUED)

      subject to forfeiture. Company matching contributions are vested upon the completion of three years of service in Avaya and its predecessors. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be offset against future Company contributions. At December 31, 2000, forfeited nonvested amounts totaled approximately $36,280. The remaining amounts will be used to reduce future Company contributions.

      PARTICIPANT LOANS
      Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the Plan Prospectus, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The term of each loan shall be for one year, two years, three years, four years or fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated. The interest rate on outstanding loans was 9.50% at December 31, 2000. Principal and interest are paid through payroll deductions.

      DISTRIBUTIONS
      When a participant retires with a service pension from the Avaya Inc. Management Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in annual retiree withdrawals as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan until a later date but not beyond age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

      In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $3,500 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, as defined, or (3) upon the participant's death, whichever is earliest.

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The financial statements of the Plan are prepared under the accrual method of accounting.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      VALUATION OF INVESTMENTS
      The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Avaya and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). Participant loans receivable are valued at cost which approximates fair value.

      PURCHASES AND SALES OF INVESTMENTS
      Purchases and sales of investments are recorded on a trade-date basis.

      INVESTMENT INCOME
      Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      RISKS AND UNCERTAINTIES
      Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    TAX STATUS

      The Company believes that the Plan is designed and operated in compliance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.

4.    TERMINATION PRIORITIES

      Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets.

5.    PLAN EXPENSES

      Plan participants pay brokerage, investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Brokerage, investment manager, and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

6.    GROUP TRUST INVESTMENTS

      The SP and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 87% as of December 31, 2000.

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


6.    GROUP TRUST INVESTMENTS (CONTINUED)

      A detail by general type of the interests in the Group Trust as of December 31, 2000 at fair value is as follows (dollars in thousands):


                                                         TOTAL GROUP
      TYPE                                                  TRUST
      ----                                              -----------

        At fair value
           Mutual funds                                    $  580,230
           Common Stock                                       300,802
           Common/collective trusts                           203,151
           Interest bearing cash                               99,453
           U.S. Government securities                           7,996
           Non-employer debt instruments                        4,811
           Other                                                1,193
                                                           ----------
                                                            1,197,636

           Guaranteed investment contracts                    182,145
                                                           ----------
                                                           $1,379,781
                                                           ==========


      Investment income for the Group Trust for the three months ended December 31, 2000 is (dollars in thousands):


      Investment income
         Net depreciation in fair value of investments
           Common Stock                                    $(261,131)
           Other marketable securities and obligations       (54,357)
                                                           ---------
                                                            (315,488)

         Interest                                              1,672
         Dividends                                                66
                                                           ---------
                                                           $(313,750)
                                                           =========

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

      The Group Trust invests in common shares of Avaya and Lucent.

8.    SUBSEQUENT EVENTS

      Effective January 1, 2001, Company contributions are immediately vested to participants.

                                   AVAYA INC.
                       SAVINGS PLAN FOR SALARIED EMPLOYEES

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2000



 NAME OF ISSUER AND
   TITLE OF ISSUE                      DESCRIPTION             COST          FAIR VALUE
 -------------------                   -----------             ----          ----------

 Interest in Group Trust               Master Trust            $  --          $ 1,197,151
 *Participant Loans Receivable              --                    --               21,612
                                                                              -----------
                                                                              $ 1,218,763
                                                                              ===========

----------
* Party-in-interest

                                   SIGNATURES

       THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Avaya Inc. Savings Plan for Salaried Employees
                                  ----------------------------------------------
                                                  (Name of Plan)

Date: June 28, 2001                               /s/ Susan Wong
                                  ----------------------------------------------
                                                    Susan Wong
                                          Vice President - Global Benefits